July 28, 2023

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Andri Carpenter, Anne McConnell

Re:	Himax Technologies, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Form 6-K filed on February 9, 2023 File No. 000-51847

Dear Andri Carpenter, Anne McConnell:

This letter sets forth the response of Himax Technologies, Inc. (“Himax” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 24, 2023.

For your convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

*  *   *  *

Form 6-K filed on February 9, 2023

Exhibit 99.1, page 1

  We have considered your response to prior comment 1; however, we continue to believe cash compensation paid to employees is a normal operating expense necessary to operate your business and excluding such costs from your non-IFRS financial measures is inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Regulation G. Please revise your non-IFRS measures in future filings to remove this adjustment.

The Company respectfully submits that it will follow the Commission’s suggestion and revise its non-IFRS measures in future filings to remove the cash compensation adjustment.

***

If you have further questions or comments regarding, or require further information or clarification of, the response provided in this letter or if the Commission has any other questions with respect to Himax’s Form 6-K filed on February 9, 2023, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Jessica Pan
Name: Jessica Pan
Title: Chief Financial Officer

cc:	Mr. James C. Lin, Partner
Davis Polk & Wardwell LLP